Exhibit 1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE

July 25, 2008

NYSE Euronext
11 Wall Street
New York, NY 10005

To Whom it May Concern,

We write to inform you that MTNL has appointed M/S P. Parikh & Associates as auditors of our financial statements for the current fiscal year ending 31 March 2008.
Thanking you,

Yours faithfully,
/s/ Anita Soni
Anita Soni Director (Finance)